Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

December 10, 2013

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on November 19, 2013, regarding Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A for the Direxion Daily Financial Bear 1X Shares (the “Fund”), a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on September 26, 2013. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	In the Fund’s “Principal Investment Strategies” section, please consider including a description of the types of financial sector companies in which the Fund will invest.

The Trust responds by including the requested disclosure in the third paragraph of the Fund’s principal investment strategy.

2.	It is the Staff’s understanding that the Fund’s benchmark index is comprised of U.S. Securities. In the Fund’s “Principal Investment Strategies” section, please consider removing the references to American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”) and Global Depository Receipts (“GDRs”), which appear to be inapplicable to a U.S.-based index.

The Trust believes that this disclosure achieves two separate goals. First, it appropriately delimits the boundaries of what the Fund considers to be “securities that have economic characteristics that are substantially identical to securities comprising the index. Second, it appropriately reflects

Securities and Exchange Commission

December 10, 2013

the fact that under the terms of its ETF exemptive relief, the Fund is permitted to invest in securities outside of its benchmark index (and count those securities towards its 80% investment requirement) provided that those investments have economic characteristics that are substantially identical to the economic characteristics of the component securities. As a result, the disclosure preserves the right of the Fund to invest in non-U.S. securities that may be outside of the benchmark index, but that have similar economic characteristics to the index, and thus would be suitable for inclusion in its portfolio pursuant to its ETF exemptive order.

3.	Please explain supplementally how the Fund intends to meet its obligations under Section 18 of the 1940 Act.

Section 18(f) of the Investment Company Act of 1940 (“1940 Act”) provides open-end management investment companies, such as the Fund, with a limited ability to engage in leverage. The Fund does not currently intend to engage in the types of leverage explicitly permitted by Section 18(f), however, should it do so in the future, it will amend its disclosure to comply with the terms of that Section.

The Trust notes that the SEC previously provided guidance in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (Apr. 18, 1979) (“Release 10666”), and as further modified by subsequent staff positions, indicating that certain types of investments or investment techniques, such as using certain derivative instruments, could have the effect of creating a senior security within the meaning of Section 18, unless those securities were “covered” with segregated or earmarked liquid securities in an amount equal to the Fund’s financial exposure, marked to market each day.

The Fund further confirms that it will comply with the SEC Staff’s position as enunciated in Release 10666. In particular, the Fund intends to cover credit default swaps, if any, in an amount equal to the total amount of potential repayment liability incurred by the Fund, which will typically be the net notional amount of the credit default swap. The Trust also recognizes that the SEC has issued an interpretive release related to the use of derivative instruments by registered investment companies, and recognizes that the Staff’s positions related to Release 10666 are subject to future change.

4.	The staff notes that it generally does not object to index-based ETFs basing their concentration policies with reference to their underlying index (i.e., to concentrate in a given industry to approximately the same extent as the underlying index.) In instances in which an index is focused on a single industry, however, the staff believes that a Fund should state its concentration status independent of the index. As a consequence, in the third paragraph, please clarify that the Fund will concentrate 25% of its investments in the Financial Services Industry.

Securities and Exchange Commission

December 10, 2013

The Trust notes that it generally determines an “industry” for purposes of industry concentration with reference to Global Industry Classification Standard (“GICS”). Under GICS, “Financial Services” is not a single industry, but rather an aggregation of industries including four industry groups (Banks, Diversified Financials, Insurance, and Real Estate) that are divided into eight separate industries. In light of this fact, the Fund believes that the index is not a single industry index, and is subject to the same potential fluctuations of industry concentration as experienced by other indices. As a result, the Fund believes that its policy of industry concentration is consistent with the concentration policies of other Direxion funds, and is permissible under the 1940 Act.

5.	Please consider including Mid-Capitalization Risk as the Russell 1000® Index includes securities that may be classified as mid-capitalization companies.

The Trust responds by including the requested disclosure.

6.	Please explain supplementally the maximum counterparty exposure for which the Fund may be subject.

The Trust notes that the amount of counterparty risk to which the Fund may be exposed is negligible.

7.	Please consider combining Financial Sector Risk and Concentration Risk as the disclosure appears to be similar.

Although Financial Sector Risk and Concentration Risk are similar risks, the Trust believes that both risks, independent of one another, are applicable to the Fund’s investment strategy. Accordingly, it is the Trust’s preference is to provide general disclosure with respect to each risk.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: President

cc:	Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC